UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

                      APPLICATION PURSUANT TO SECTION 8(F)
                    OF THE INVESTMENT COMPANY OF 1940 ("ACT")
                AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                 COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note:  Business Development Companies answer only questions 1
                                                        ----
          through 11 of this form and complete verification at the end of the form.)

2.   Name of fund: Hyperion 1999 Term Trust, Inc.

3.   Securities and Exchange Commission File No.: 811-06483

4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-
     8F?

     [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     One Liberty Plaza, 165 Broadway
     New York, NY 10006

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Joseph Tropeano

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

     Hyperion Capital Management
     165 Broadway, 36th Floor
     New York, NY  10006
     (212) 549-8466

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules
     31a-1 and 31a-2 under the Act [17 CFR   270.31a-1, .31a-2]:

     Jack Clark
     Investors Bank & Trust Company
     Hancock Tower
     200 Clarendon Street
     Boston, MA  02116-9130
     (617) 204-4692

     Hyperion Capital Management, Inc.
     One Liberty Plaza, 165 Broadway
     New York, NY 10006

     State Street Bank and Trust Company
     P.O. Box 1713
     Boston, MA 02105

     NOTE:  Once  deregistered,  a fund is  still  required  to  maintain  and
            ------------------------------------------------------------------
preserve the records described in rules 31a-1 and 31a-2 for the periods
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specified in those rules.
-------------------------

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.


9.   Subclassification if the fund is a management company (check only one):

[  ] Open-end  [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
               Maryland

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

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

     Hyperion  Capital Management, Inc.
     One Liberty Plaza, 165 Broadway
     New York, NY 10006

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Fund did not have a principal underwriter during the last five years to distribute its securities.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes   [X] No


If Yes, for each UIT state:
          Name(s):

          File No.:  811-

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the board vote took place:
          June 8, 1999

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes   [X] No

          If Yes, state the date on which the shareholder vote took place:

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

     If No, explain: Article XI of the Fund's Articles of Incorporation provided that the Fund "shall have a limited period of existence and shall cease to exist at the close of business on December 31, 1999, except that the [Fund] shall continue to exist for the purpose of paying, satisfying, and discharging any existing debts or obligations, collecting and distributing its assets and doing all other acts required to liquidate and wind up its business and affairs." Accordingly, no action by shareholders was required.

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

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes        [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          July 29, 1999, August 26, 1999, September 30, 1999, October 28, 1999,
          December 2, 1999

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes        [ ] No

     (c)  Were the distributions made pro rata based on share ownership?
                                      --- ----

          [X] Yes        [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          ------------------
          Were any distributions to shareholders made in kind?

          [ ] Yes        [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     ----------------------
     Has the fund issued senior securities?

     [ ] Yes        [X] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?
                              ---

     [X] Yes        [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

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


     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X] Yes        [] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     Distributions payable to unlocated shareholders are being held by EquiServe. EquiServe will attempt to locate all missing shareholders and those funds that are unclaimed will eventually escheat to the various states.

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     [  ] Yes       [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes        [ ] No

21.  Does the fund have any outstanding debts (other than face-amount
                                               ----------------------
certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes        [X] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
Liquidation:

          (i)  Legal expenses:  $25,000.

          (ii) Accounting expenses:  $42,500
ii
                    Other expenses (list and identify separately)
                    Custodian Fees           $284
                    Insurance Expenses       $1,968,335
                    Transfer Agent Fees      $64,054
                    Miscellaneous Fees       $20,216

          (iv) Total expenses (sum of lines (i)-(iii) above):  $2,120,389

     (b) How were those expenses allocated? Legal, accounting, deregistration, termination and other expenses were incurred in connection with this liquidation.

     (c) Who paid those expenses? The fund paid all the expenses in connection with the liquidation of this Fund.

     (d) How did the fund pay for unamortized expenses (if any)? The Fund did not have any unamortized expenses.

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes         [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

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


     [ ]  Yes       [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY
26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the file number of the fund surviving the Merger:  811-

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hyperion 1999 Term Trust, Inc. (ii) he is the President of Hyperion 1999 Term Trust, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                   /s/ Clifford E. Lai
                                   ------------------------
                                   Clifford E. Lai
                                   Hyperion 1999 Term Trust, Inc.
                                   President

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